Exhibit 99.1

Cuprina Completes Lab Able to Supply MEDIFLY Chronic Wound Therapy Across MENA

Region, Secures Exclusive License to Market Medicinal Leeches in GCC Countries

SINGAPORE, June 4, 2025 – Cuprina Holdings (Cayman) Limited (Nasdaq: CUPR) (“CUPR” or “the Company”), a biomedical and biotechnology company dedicated to the development and commercialization of products for the management of chronic wounds and infertility, as well as cosmeceuticals for the health and beauty sector, today announced that its indirect 49%-owned associate, Cuprina MENA Co. Ltd, had completed the set-up of a laboratory, located in Saudi Arabia, equipped to manufacture the company’s MEDIFLY maggot debridement therapy for the treatment of chronic wounds and to supply the therapy across the Middle East and North Africa (“MENA”) region.

Cuprina MENA is now working towards obtaining the regulatory approvals, including the Saudi Food and Drug Authority license and ISO 13485 certification, required in order to sell the therapy in the MENA region.

In another development, Cuprina MENA has secured exclusive rights from Biopharm UK Ltd (“BioPharm”), the world’s leading provider of medicinal leeches, to sell these leeches across the Gulf Cooperation Council (“GCC”) countries.

Medicinal leeches are increasingly used in the GCC to treat diverse medical conditions including venous congestion, which is a buildup of blood in the veins, and to aid in tissue healing and circulation following reconstructive and microsurgery procedures. The leeches are also used to relieve symptoms of osteoarthritis as well as in veterinary surgery, especially to help treat polycythaemia vera, a chronic blood cancer.

“We are excited to complete both of these milestones,” said Cuprina chief executive David Quek. “These achievements, we believe, will help us to expand our market reach in the MENA and GCC regions, and add significant incremental revenue for our company.

“I look forward to sharing updates on these developments in the near future.”

About Cuprina Holdings (Cayman) Limited

We are a Singapore-based biomedical and biotechnology company that is dedicated to the development and commercialization of innovative products for the management of chronic wounds, as well as operating in the health and beauty sectors. Our expertise in biomedical research allows us to identify and utilize materials derived from natural sources to develop wound care products in the form of medical devices which meet international standards. For more information, please visit https:// www.cuprina.com.

About Biopharm UK Ltd

BioPharm is an international company based in Hendy, South Wales, UK. Established originally in 1812, it moved to its current base in 1984. BioPharm is the first leech farm of its kind and we are innovators in the cultivation of the medicinal leech, currently producing the majority of leeches used in modern medicine worldwide.

BioPharm is the pioneer in medical leech provision and has nurtured the renaissance of leeches in modern surgery. Our leeches are maintained in as sterile and pure environment as is possible; we continually invest in technology which includes ultraviolet light sterilization, reverse osmosis, activated carbon absorption and foam fractionating. These processes ensure that BioPharm Leeches are of the highest clinical standard. For more information, please visit https://www.biopharm-leeches.com

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and Cuprina Holdings (Cayman) Limited specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Cuprina Holdings (Cayman) Limited Investor Contact

Investor Relations

c/o Blk 1090 Lower Delta Road #06-08

Singapore 169201

+65 8512 7275

Email: ir@cuprina.com.sg

Investor Relations Inquiries:

Skyline Corporate Communications Group, LLC

Scott Powell, President

1177 Avenue of the Americas, 5th Floor

New York, New York 10036

Office: (646) 893-5835

Email: info@skylineccg.com